Exhibit 99.1

Silence Therapeutics Achieves $10 Million Milestone Payment from AstraZeneca

Collaboration Following the Initiation of Phase 1 Trial

23 February 2024

LONDON, Silence Therapeutics plc, Nasdaq: SLN (“Silence” or “the Company”), an experienced and innovative biotechnology company committed to transforming people’s lives by silencing diseases through precision engineered medicines, today announced that the initiation by AstraZeneca of a phase 1 clinical trial of the first product candidate under its siRNA (short interfering RNA) collaboration, has triggered a $10.0 million milestone payment to Silence.

“This represents the first clinical milestone under our collaboration with AstraZeneca and the third program to enter the clinic from our mRNAi GOLD™ platform,” said Craig Tooman, President and CEO of Silence. “This is a very exciting time for Silence as we are beginning to establish ourselves as a platform company progressing multiple clinical programs targeting both rare and common genetic diseases. In addition to this great achievement under our collaboration with AstraZeneca, we are also pleased with the continued advancement of our proprietary pipeline with encouraging clinical data now emerging from our zerlasiran program in high Lp(a) and divesiran program in polycythemia vera.”

“We are pleased to have achieved this important clinical milestone through our collaboration with Silence Therapeutics. Our goal in working together is to advance these novel programs and develop the next wave of innovative therapies that address cardiovascular, renal and metabolic diseases,” said Regina Fritsche Danielson, SVP, Early Cardiovascular, Renal and Metabolism, BioPharmaceuticals R&D, AstraZeneca.

Silence and AstraZeneca initiated a multi-target collaboration in March 2020 focused on using Silence’s proprietary mRNAi GOLD™ platform to develop siRNA therapeutics for cardiovascular, renal, metabolic and respiratory diseases. Under the agreement, AstraZeneca will pay Silence an option fee of $10 million for each selected target at the point of candidate nomination. The deal covers up to ten targets. For each target selected, Silence is eligible for up to $140 million in development milestones and up to $250 million in commercialization milestones as well as tiered royalties on net sales ranging from high single digit to low double digit.

Inquiries:

Silence Therapeutics plc Gem Hopkins, Head of IR and Corporate Communications ir@silence-therapeutics.com	Tel: +1 (646) 637-3208

About Silence Therapeutics

Silence Therapeutics is developing a new generation of medicines by harnessing the body’s natural mechanism of RNA interference, or RNAi, to inhibit the expression of specific target genes thought to play a role in the pathology of diseases with significant unmet need. Silence’s proprietary mRNAi GOLD™ platform can be used to create siRNAs (short interfering RNAs) that precisely target and silence disease-associated genes in the liver, which represents a substantial opportunity. Silence’s wholly owned product candidates include SLN360 designed to address the high and prevalent unmet medical need in reducing cardiovascular risk in people born with high levels of lipoprotein(a) (“Lp(a)”) and divesiran designed to address hematological diseases, including polycythemia vera. Silence also maintains ongoing research and development collaborations with AstraZeneca, Mallinckrodt Pharmaceuticals, and Hansoh Pharma, among others. For more information, please visit https://www.silence-therapeutics.com/.

Forward-Looking Statements

Certain statements made in this announcement are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other securities laws, including with respect to the Company’s cash runway and forecast operating cash flow, the Company’s clinical and commercial prospects, regulatory approvals of the Company’s product candidates, potential partnerships or collaborations or payments under new and existing collaborations, the initiation or completion of the Company’s clinical trials and the anticipated timing or outcomes of data reports from the Company’s clinical trials. These forward-looking statements are not historical facts but rather are based on the Company’s current assumptions, beliefs, expectations, estimates and projections about its industry. Words such as “anticipate,” “expect,” “intend,” “plan,” “believe,” “seek,” “estimate,” and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties, and other factors, some of which are beyond the Company’s control, are difficult to predict, and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements, including those risks identified in the Company’s most recent Admission Document and its Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on March 15, 2023. The Company cautions security holders and prospective security holders not to place undue reliance on these forward-looking statements, which reflect the view of the Company only as of the date of this announcement. The forward-looking statements made in this announcement relate only to events as of the date on which the statements are made. The Company will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances, or unanticipated events occurring after the date of this announcement except as required by law or by any appropriate regulatory authority.